GRANDPARENTS.COM, INC.

589 Eighth Avenue, 6th Floor

New York, New York 10018

April 10, 2012

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention to:	Katherine Wray
Gabriel Eckstein
Jaime John

Re:	Request for Filing Extension
Grandparents.com, Inc.
Form 8-K
Filed February 27, 2012
File No. 000-21537

Ladies and Gentlemen,

Grandparents.com, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission dated March 27, 2012 (the “Comment Letter”) in regard to the above-referenced Current Report on Form 8-K.

This correspondence confirms the conversation on April 10, 2012 between Gabriel Eckstein of the Staff and our outside special securities counsel in which the Staff granted an extension of time for responding to the Comment Letter. The Company will formally respond to the Comment Letter no later than Tuesday, April 24, 2012.

If you have any questions regarding the foregoing, please contact Peter D. Visalli, Esq. of Sills Cummis & Gross P.C., our special securities counsel, at (973) 643-4386.

Sincerely,

GRANDPARENTS.COM, INC.

By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer, Chief Financial Officer and Treasurer